UBS Investment Bank
677 Washington Boulevard
Stamford CT 06901

FICC Structured Flow Group
Phone:    +1 (203) 719 1515
Email:      OL-SFX-US@ubs.com

www.ubs.com

UBS Investment Bank is a business group of UBS AG
UBS Limited is a subsidiary of UBS AG

UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – April 2010

Market Summary
Much more aid needed for Greece, which was downgraded to junk, as FOMC keeps tone and US economy inches forward.

Asia tightening fears boost JPY with limited gains and global pitfalls clear through risk was localized.

With its long carry position, the V10 Currency strategy registered a gain of 2.9% in April.

Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).

In lower volatility environments, this trading strategy notionally goes long the 3 highest yielding G10 currencies and short the 3 lowest yielding G10 currencies using foreign exchange contracts with tenors up to six months, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors
Market forces pushed the Eurozone to the brink, even after the March package for Greece. Downgrades of many of the at-risk countries led to general fears that contagion would begin to set in across the currency union, with major consequences not just for the countries in question, but also for the banks holding onto sovereign debt. The US economy is once again creating jobs and other G10 countries have also enjoyed some positive data readings. This has led markets back to the issue of normalization, but the fragility of sentiment and renewed woes over systemic risk means that central banks could be pre-disposed to keeping emergency liquidity facilities open for now.

The following table illustrates how the high and low yielding G10 currencies faired against the USD over the month.

AUD	0.84%	The RBA raised the cash rate by 25bp for the fifth time in the current hiking cycle. Leading indicators point to further increases in jobs.
NOK	0.69%	Norwegian data releases showed there was still very little for concern. Underlying consumer price index (CPI) fell to 1.7% from 1.9%.
NZD	2.44%	The unchanged cash rate was expected as recent data, such as softer CPI and retail sales, did not provide enough impetus for the RBNZ to move.

CHF	-2.11%	The franc was an underperformer on the month but largely because the SNB was more than happy to oblige and stave off an early surge.
JPY	-0.46%	China’s crackdown on property market hurt sentiment in emerging Asia markets and risk-aversion flows benefited JPY. Export weaker than expected.
SEK	-0.39%	Inline with expectations, the Riksbank kept rates on hold at its April meeting. The CPI forecast was lowered to an average of 1.1% in 2010.
Source: UBS Investment Bank

Strategy Behavior
Throughout the month, the V10 remained in the long carry position, since the volatility filter did not indicate a benefit in switching position.

The V10 registered a gain of 2.9% by month end April 2010. Annualized return since inception on 6 May 2009 has been 16.2%.

Graph 1: V10 and S&P 500 performance in April 2010

Source: Bloomberg, UBS Investment Bank
Note: For illustration purposes only
Past performance is not an indication of future performance

31 Mar – 30 Apr	Long: AUD, NOK, NZD Short: CHF, JPY, SEK

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UBS Investment Bank
677 Washington Boulevard
Stamford CT 06901

FICC Structured Flow Group
Phone:    +1 (203) 719 1515
Email:      OL-SFX-US@ubs.com

www.ubs.com

UBS Investment Bank is a business group of UBS AG
UBS Limited is a subsidiary of UBS AG

Hypothetical and actual Index performance
The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65 day historical volatility as well as the volatility filter from Jan 1, 2000 through Apr 30, 2010. Because the Index was only created on May 6, 2009, the Index Sponsor, who is also the issuer of structured products and securities linked to the Index (“Issuer”), has retrospectively calculated the hypothetical levels of the Index, the hypothetical periods of Reverse Carry Trade, the hypothetical 65-day historical volatility and the volatility filter levels on all dates prior to its inception based on actual historical interest rates and forward exchange rates and implied volatilities for the currencies in the Index. Although the Issuer believes that this retrospective calculation represents accurately and fairly how the Index would have performed from Jan 1, 2000 through Apr 30, 2010 the Index did not, in fact, exist during that period and certain assumptions were made in performing the retrospective calculation that may have affected the Index’s hypothetical performance for this period. You should be aware that no actual investment allowing for tracking of the performance of the Index was possible at any time prior to May 6, 2009.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

Index Performance by Month
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2000	1.5%	1.4%	0.6%	2.3%	2.2%	0.8%	1.3%	-0.9%	-2.8%	-2.2%	2.5%	1.6%	8.4%
2001	2.3%	0.4%	2.0%	0.5%	-0.6%	1.7%	0.6%	1.5%	4.6%	2.1%	2.3%	1.8%	20.6%
2002	1.5%	1.4%	2.6%	0.4%	4.3%	1.9%	2.9%	3.1%	1.2%	2.4%	2.1%	0.8%	27.5%
2003	3.4%	0.8%	-0.6%	3.5%	3.4%	1.1%	-0.9%	0.9%	0.1%	1.8%	1.5%	1.8%	18.0%
2004	0.3%	1.2%	2.7%	3.4%	6.4%	0.9%	2.1%	0.3%	2.6%	-1.5%	0.4%	0.7%	21.1%
2005	2.5%	1.3%	0.7%	1.1%	-0.3%	2.3%	-0.8%	-0.4%	2.6%	1.9%	1.4%	-2.3%	10.1%
2006	0.7%	0.3%	-3.3%	-2.4%	2.8%	1.5%	2.2%	3.4%	0.5%	1.6%	-1.6%	3.1%	8.8%
2007	1.0%	0.4%	1.5%	1.9%	2.0%	3.2%	-1.0%	3.2%	1.4%	-4.8%	3.9%	-4.3%	8.3%
2008	3.0%	-0.4%	1.6%	-1.7%	1.7%	-0.8%	-0.2%	-3.7%	3.6%	10.7%	3.3%	3.8%	22.1%
2009	2.8%	-5.4%	8.6%	1.4%	3.6%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	20.6%
2010	-0.2%	-1.1%	2.8%	2.9%									4.3%

Graph 2: Index performance and 65 day actual volatility

Graph 3: Index performance and volatility filter

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UBS Investment Bank
677 Washington Boulevard
Stamford CT 06901

FICC Structured Flow Group
Phone:    +1 (203) 719 1515
Email:      OL-SFX-US@ubs.com

www.ubs.com

UBS Investment Bank is a business group of UBS AG
UBS Limited is a subsidiary of UBS AG

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance for end of month April 2010.

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Feb-10	Mar-10	Apr-10	Total Return1)
US9026616022	Performance Certificate, 115%	23-Dec-2009	24-Dec-2012	9.99	10.10	10.33	3.30%
US9026616857	Performance Certificate, 115%	4-Jan-2010	3-Jan-2013	9.80	9.88	10.11	1.10%
US9026617012	Performance Certificate, 115%	26-Jan-2010	24-Jan-2013	n/a	10.13	10.39	3.90%
US9026617764	Performance Certificate, 115%	23-Feb-2010	25-Feb-2013	n/a	10.25	10.50	5.00%
US9026618184	Performance Certificate, 110%	26-Mar-2010	25-Mar-2013	n/a	n/a	10.19	1.90%
US9026618424	Performance Certificate, 108%	27-Apr-2010	25-Apr-2013	n/a	n/a	10.07	0.70%
1) Total Return calculated relative to public issuance price

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information.  Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/).  An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270).  In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.  UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.
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